China Youth Media, Inc. 4143 Glencoe Ave, Unit B Marina Del Rey, CA 90292

March 10, 2009

Via EDGAR

Division of Corporation Finance Securities And Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attn: Mail Stop 3720

RE:	Digicorp, Inc./China Youth Media, Inc.
Form 10-KSB for the fiscal year ended December 31,2007
Filed April 16,2008 and
Forms 10-Q for the periods ended March 30, 2008, June 30, 2008 and
September 30, 2008
Filed May 19, 2008, August 19,2008 and November 19, 2008, respectively
File No. 0-33067

Ladies and Gentlemen:

        This letter is in response to the comments made by the Commission (the "Commission's Comments") to China Youth Media, Inc. (the "Company" or "YMBJ" or "We") during a series of phone conversions held from January 27, 2009 to January 29, 2009. Our responses to the comments contained in the Commission's letter dated January 13, 2009 were submitted through the EDGAR system on February 4, 2009.

Consolidated Interim Financial Statements for the Quarter Ended September 30, 2008 Note 5. Intangible Assets, page 6

        The Company holds a 100% equity interest in Youth Media (Beijing) Limited ("YMBJ"), which is a Wholly Foreign Owned Entity (a "WFOE"), established under the laws of the People's Republic of China.

        The Company has determined consolidation of YMBJ is appropriate because it meets the variable interest entity criteria under FASB Interpretation No. 46R, Consolidation of Variable Interest Entities ("FIN 46R"). However, the Commission requested that the Company address how it considered the guidance set forth in EITF 96-16, Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights ("EITF 96-16"), in determining the appropriateness of consolidation given that certain corporate actions require the unanimous consent of the YMBJ Board of Directors.

        EITF 96-16 narrows consolidation by excluding from consolidation investees or entities that would be consolidated based on voting rights of the majority shareholder in instances where significant power is allotted by law or contract to a minority interest holder over specific kinds of decisions expected to be made in the normal course of business.

        In addressing the unanimous consent of the YMBJ Board of Directors, the following summarizes the matters which require unanimous consent by the YMBJ Board of Directors: approval of any finance provided by the Company to any other party or any security provided by the Company for any debtor, approval of any annual extra-budgetary loan, approval of any annual extra-budgetary capital expenditures, approval of any restructuring, sale or disposal of the material assets of the Company, approval of any annual extra-budgetary material contracts, or approval of any annual relating transaction in a single extra-budgetary amount, excluding affiliated transactions with specific business partners as part of the annual budget. We have concluded that these are not the kind of actions expected to be made in the "ordinary course of business" and do not, we believe, overcome the presumption of consolidation.

        Based on the guidelines set forth in EITF 96-16, the Company, as the exclusive shareholder of YMBJ, has determined consolidation of YMBJ is appropriate because it exercises significant control over the major financial and operating decisions of YMBJ, such as hiring and firing of managers, defining management compensation and operating and budgetary decisions made in the ordinary course of business.

We appreciate your cooperation and attention to this matter.

Very truly yours,

China Youth Media, Inc. (Registrant)

By:	/s/ Jay Rifkin
Name: Title:	Jay Rifkin Chief Executive Officer